
July 6, 2010

Virginia Sourlis
Chief Executive Officer
Savvy Business Support, Inc.
214 Broad Street
Red Bank, New Jersey 07701

> **Re: Savvy Business Support, Inc.**
> **Form S-1**
> **Filed May 27, 2010**
> **File No. 333-167130**

Dear Ms. Sourlis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the Pink OTC Markets Inc. has prohibited Ms. Sourlis from providing legal opinions on behalf of issuers whose securities are quoted on the Pink Sheets. Since Ms. Sourlis is your sole officer and director and you intend to offer consulting services to companies who plan to become publicly traded as well as companies that are already publicly traded companies, please revise your prospectus to disclose the Pink OTC Markets' determination. Your revised prospectus should also include a risk factor addressing the basis of such determination and how it could affect Ms. Sourlis' ability to advise companies as contemplated by your proposed business plan. See Rule 408 of Regulation C.

About our Business, page 6

2. We note that your business plan includes making referrals of auditors, market makers, transfer agents and other investors to companies. Please revise your disclosure to indicate whether you will receive any payments in exchange for making these referrals. Such disclosure should address any potential conflicts of interest such arrangements may create.

3. We note that you intend to provide going public companies referrals to "Market Makers." Please expand your disclosure to explain the nature of these referrals.

"Because we have nominal assets and minimal operations, we are considered a shell company…," page 10

4. We note your response to comment five from our letter dated June 22, 2010. Please revise your disclosure here and throughout your prospectus to indicate that because the company is considered a shell company, the securities sold in this offering can only be resold thorough registration under the Securities Act of 1933; Section 4(1), if available, for non-affiliates; or by meeting the conditions of Rule 144(i).

"We do not yet have any substantial assets…" page 11

5. We note your disclosure that you do not have any "known alternative resources of funds" in the event you do not raise adequate proceeds in this offering. We also note your disclosure on pages 22 and 33 that you have a commitment from Ms. Sourlis to provide funding if you do not raise the entire amount contemplated by this offering. Please revise or advise.

Use of Proceeds, page 21

6. Please revise your disclosure to clarify whether Ms. Sourlis' commitment to "personally fund" the company is verbal or written. To the extent there is a written agreement, please file it as an exhibit to your registration statement.

Management's Discussion and Analysis of Financial Condition…, page 30

7. Please revise your management's discussion and analysis to identify your intended sources of revenues and address, if known, the manner in which you intend to charge for your services.

8. We note your responses to comments 10 and 16 from our letter dated June 22, 2010. On page 19 you indicate that you will need $200,000 to sustain operations for a 12 month period. However, on page 34 you indicate that you will need $100,000 to continue operations for the next 12 months. In addition, on pages 19 and 31 you indicate that you

Ms. Virginia Sourlis
Savvy Business Support, Inc.
July 6, 2010
Page 3

will generate revenue and begin sales within a year. However, your disclosure on page 33 indicates that you will generate revenues within six months. Please revise your disclosure to clarify these statements.

Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 with any questions.

Sincerely,

/s Celeste Murphy, for

Larry Spirgel
Assistant Director

Cc: Joseph M. Patricola, Esq.
       Via facsimile